March 24, 2005

Mail Stop 03-09

The Secretary
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Medicis Pharmaceutical Corporation
Form 10-K for the fiscal year ended June 30, 2004
Form 8-K filed on January 20, 2005
File No. 001-14471

Dear Mr. Rosenberg:

This letter sets forth the responses of Medicis Pharmaceutical Corporation (the “Company”) to the comments of the Staff of the Securities and Exchange Commission received by letter dated March 11, 2005 (the “Comment Letter”) with respect to the above referenced Form 10-K and Form 8-K. We have duplicated the comments set forth in the Comment Letter below and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the fiscal year ended June 30, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 40

1.	It appears that scheduled interest payments on long-term debt are excluded from the table. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

Response:

In our next Form 10-K, for the fiscal year ended June 30, 2005, we will incorporate the scheduled interest payments on our Contingent Convertible Senior Notes (the “Notes”) into the Contractual Obligations table. We will also add explanatory language that the amount of interest ultimately paid in future years could change if any of the Notes are converted into shares of our Class A common stock and/or if contingent interest becomes payable if certain future criteria are met.

2.	Your discussion of license agreements includes references to payments that you will make related to achievement of milestones. Please assess whether these milestone payments meet criteria as a purchase obligation and if these milestone payments should be shown in the contractual obligations table under Item 303(a)(5) of Regulation S-K. Include explanatory footnotes to this table as necessary to provide the necessary data to understand the timing and amount of your specified contractual obligations as well as those obligations that have been excluded from the table. If as a result of that assessment, you do not include these payments in the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of event milestones commitments that are reasonably likely to be paid. Please refer to section IV of Financial Reporting Release 72.

Response:

Milestone payments related to our product license and development agreements do not meet the criteria for classification as a purchase obligation for purposes of inclusion in the Contractual Obligations table. The milestone payments will become payable only upon the successful achievement of certain developmental, regulatory or commercial milestones and are contingencies that are outside of our control. Therefore, the amount and timing of future payments are not fixed or readily determinable. As these are significant potential future payments, we will expand our liquidity and capital resources disclosures, in our next Form 10-K for the fiscal year ended June 30, 2005, to discuss the amount of the potential milestone commitments that could become payable upon the achievement of the stated development, regulatory or commercial milestones.

Critical Accounting Policies and Estimates

Revenue Recognition, page 41

3.	We noted your critical accounting policies merely duplicates information presented in your notes to consolidated financial statements. Please revise your disclosures to provide an enhanced discussion to supplement the description of accounting policies that are already in your notes to consolidated financial statements. As noted in Section V of FR-72, disclosure of critical accounting estimates should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Further, your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Consistent with Section V of FR-72 please consider the following disclosures:

a.	Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

b.	Specifically address why your accounting estimates or assumptions bear the risk of change.

c.	Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

d.	Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Response:

We will revise our disclosures to provide enhanced discussion of our revenue recognition policies in our next Form 10-K for the fiscal year ended June 30, 2005. We will disclose our analysis of uncertainties related to the application of methods used and the variability that could result over time. We will also disclose why our estimates bear the risk of change and will analyze the sensitivity of the estimates to change based on variable potential outcomes. Specifically, we will expand on the factors which impact revenue as further discussed in comment #4 below.

4.	We believe that your disclosure related to estimates of items that reduce gross revenue such as products returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows:

a.	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.	Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c.	To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, e.g. end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d.	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e.	You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in the current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

f.	In your discussion of results of operation for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Response:

We will revise our disclosures related to estimates of items that reduce gross revenue in our next Form 10-K for the fiscal year ended June 30, 2005. We will describe and discuss the significant items that are deducted from gross revenue such as product returns, chargebacks, customers rebates and other discounts and allowances, and the factors that we consider in estimating accruals for these items. We will also discuss the qualitative and quantitative information used to determine the estimates used in recording reductions to gross revenue.

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

5.	We note in MD&A that the amortization of intangible assets related to products sold is not included in gross profit. We believe amortization related to acquired developed products should be included in cost of sales. Alternatively, expand the “cost of product revenue” caption to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and disclose the amount of amortization excluded from cost of sales. Please refer to SAB Topic 11:B. In addition, if you elect to include the amortization within cost of sales, please modify your gross profit analysis in MD&A to disclose the gross profit amounts including amortization.

Response:

We will expand the “cost of product revenue” caption in the Condensed Consolidated Statements of Income in our filings commencing with our next Form 10-Q, for the quarterly period ended March 31, 2005, to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and will disclose the amount of amortization excluded from cost of sales.

Notes to Consolidated Financial Statement

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Identifiable Intangible Assets, page F-10

6.	Please provide expanded disclosure describing the nature of the intangible assets including the amount assigned to any major intangible asset class, the amount of any significant residual value by major intangible asset class and the weighted-average amortization period per asset class. Please refer to paragraph 44 of SFAS 142.

Response:

We will provide expanded disclosure describing the nature of the intangible assets including the amount assigned to any major intangible asset class, the amount of any significant residual value by major intangible asset class and the weighted-average amortization period per asset class in our next Form 10-K for the fiscal year ended June 30, 2005.

Note 4. Segment and Product Information, page F-16

7.	Please disclose the factors used to identify reportable segments as required by paragraph 26(a) of SFAS 131. Please explain to us why your pharmaceutical franchises are not considered operating segments, as they appear to meet the characteristics described in SFAS 131. If true, disclose that your chief operating decision maker does not regularly review disaggregated information by franchise or advise us.

Response:

We operate in one significant operating segment: Pharmaceuticals. Our pharmaceutical operating segment includes product franchises that are divided between the Dermatological and Non-Dermatological fields. The Dermatological field represents products for the treatment of Acne and Acne-related dermatological conditions and Non-acne dermatological conditions. The Non-Dermatological field represents contract revenue and products for the treatment of Urea Cycle Disorder. The Acne and Acne-related dermatological product lines include core brands DYNACIN ®, PLEXION ® and TRIAZ ® . The Non-acne dermatological product lines include core brands LOPROX ® , OMNICEF ® and RESTYLANE ® . The Non-Dermatological product lines include BUPHENYL ® . The Company’s chief operating decision maker focuses the Company’s internal reporting processes to determine the most meaningful manner in which to evaluate the business based upon the information that will be used by management in resource allocation. Management reviews net revenues for the Company’s products on a consolidated basis but grouped by the product categories described above. However, management reviews operating expenses, operating income and net income on a Company-wide basis. Our business structure is that of a single entity; one corporate office, with corporate support departments organized to support the business as a whole, not just a specific segment of the business. The corporate support group is not structured in the same way product revenues are grouped for review by management, but rather is structured to support the entire business. In our current segment and product information disclosures in our Form 10-K and Form 10-Q filings, we disclose the nature of our product franchises and their respective percentages of total Company net revenues as required by paragraph 37 of SFAS 131.

Form 8-K dated January 20, 2005

Exhibit 99.5 – Copy of press release, dated January 20, 2005, issued by Medicis Pharmaceutical Corporation

8.	We note your disclosure of “if converted” net income and related per share amounts. Your press release does not disclose the substantive reasons why the presentation of these non-GAAP financial measures provides useful information to investors regarding your results of operations. Further, to the extent material, include a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Please refer to the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K. As it appears that you have not fully complied with Item 2.02 of Form 8-K, please revise disclosures in future filings.

Response:

The non-GAAP financial information that is included in our press releases discussing our quarterly earnings results is provided to give investors and other interested parties meaningful supplemental information regarding our core operational performance in the same manner management reviews and evaluates our core operational performance. We believe the non-GAAP financial information presented is informative to investors and other interested parties and allows them to focus on the ongoing operations and the core results of our business. Historically we have reported similar non-GAAP financial information in our quarterly earnings releases and believe the inclusion of comparative information provides consistency in our financial reporting. We will add additional disclosure in our earnings releases, commencing with our next earnings release for the quarterly period ended March 31, 2005, to be filed on Form 8-K, that discusses the substantive reasons why the presentation of non-GAAP financial measures provides useful information to investors regarding our results of operations.

We acknowledge the Company is responsible for the adequacy and accuracy of the disclosures in the filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning Medicis’ responses set forth herein, please direct them to the undersigned.

Very truly yours,
/s/ Mark A. Prygocki, Sr.

Mark A. Prygocki, Sr.

cc: Ron Butler, Ernst & Young LLP